Exhibit 99.1

Jayud Global Logistics Receives $4.2 Million Government Subsidy for Charter Flight Operations

SHENZHEN, China, June 24, 2025 (GLOBE NEWSWIRE) -- Jayud Global Logistics Limited (NASDAQ: JYD) (“Jayud” or the “Company”), a leading end-to-end supply chain solution provider based in Shenzhen, specializing in cross-border logistics, today announced that it has received a government subsidy of RMB 30,258,086 (approximately USD 4.2 million) from the Shenzhen Transportation Bureau.

The subsidy relates to two charter flight routes operated by the Company during 2022-2023 as part of its expanded air freight services:

●	Shenzhen-Clark Route: RMB 17.28 million

●	Shenzhen-Davao Route: RMB 12.98 million

Jayud originally applied for the cargo aircraft new route subsidies in March 2023, with the Shenzhen Transportation Bureau finalizing the subsidy amounts in March 2025 after adjusting all applications due to total requests exceeding available funding.

Xiaogang Geng, Chairman of the Board and CEO of Jayud, stated, “This significant government recognition and financial support validates our strategic expansion into charter flight operations and demonstrates the value we bring to Shenzhen’s logistics infrastructure. These subsidies will positively impact our financial performance and support our continued growth in cross-border air freight services.”

The Company expects this to positively impact its revenue and financial results for the current fiscal year.

About Jayud Global Logistics Limited

Jayud Global Logistics Limited is one of the leading Shenzhen-based end-to-end supply chain solution providers in China, focusing on cross-border logistics services. The Company benefits from the unique geographical advantages of providing a high degree of support for ocean, air, and overland logistics. The Company has established a global operation nexus featuring logistic facilities throughout major transportation hubs in China and globally, with footprints in 12 provinces in Mainland China and 16 countries across six continents. Jayud offers a comprehensive range of cross-border supply chain solutions, including freight forwarding, supply chain management, and other value-added services. With its strong service capabilities and research and development capabilities in proprietary IT systems, the Company provides customized and efficient logistics solutions and develops long-standing customer relationships. For more information, please visit the Company’s website: https://ir.jayud.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “is/are likely to”, “potential”, “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Jayud Global Logistics Limited

Investor Relations Department

Email: ir@jayud.com

Investor Relations Contact:

Matthew Abenante, IRC

President

Strategic Investor Relations, LLC

Tel: 347-947-2093

Email: matthew@strategic-ir.com